UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of March, 2026 Commission File Number 1-11414 BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. (Exact name of Registrant as specified in its Charter) FOREIGN TRADE BANK OF LATIN AMERICA, INC. (Translation of Registrant’s name into English) Business Park Torre V, Ave. La Rotonda, Costa del Este P.O. Box 0819-08730 Panama City, Republic of Panama (Address of Principal Executive Office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F x Form 40-F o SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. FOREIGN TRADE BANK OF LATIN AMERICA, INC. (Registrant) Date: March 24, 2026 By: /s/ Annette van Hoorde de Solís Name: Annette van Hoorde de Solís Title: Chief Financial Officer

Our 2030 Vision Bladex Investor Day March 2026

Disclaimer This presentation contains forward - looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 . Forward - looking statements can be identified by words such as : “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods . The forward - looking statements in this presentation include the Bank’s financial position, asset quality and profitability, among others . These forward - looking statements reflect the expectations of the Bank’s management and are based on currently available data ; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations . Among the factors that can cause actual performance and results to differ materially are as follows : the coronavirus (COVID - 19) pandemic and geopolitical events ; the anticipated changes in the Bank’s credit portfolio ; the continuation of the Bank’s preferred creditor status ; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition ; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy ; the adequacy of the Bank’s allowance for expected credit losses ; the need for additional allowance for expected credit losses ; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage ; the Bank’s ability to maintain its investment - grade credit ratings ; the availability and mix of future sources of funding for the Bank’s lending operations ; potential trading losses ; the possibility of fraud ; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals . Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them . Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof . We undertake no obligation to publicly update any forward - looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law .

Investor Relations Officer & Head of ESG Carlos Raad

1 Scaling Smart to Expand Value and Introducing Transactional Banking Jorge Salas Chief Executive Officer 2 Expanding the Value of our Product Portfolio Samuel Canineu Chief Commercial Officer 3 Treasury: from Balance Sheet Optimizer to Client Revenue Engine Eduardo Vivone EVP Treasury & Capital Markets 4 Enhancing Efficiency and Productivity Gains Olazhir Ledezma Chief Strategy Officer 5 A Disciplined Risk Framework to Scale with Confidence Alejandro Tizzoni Chief Risk Officer 6 Connecting the Strategic Pillars to Sustainable ROE Annette Van Hoorde Chief Financial Officer Our 2030 Vision Commercial Initiatives Guardrails Financial implications

Opening Remarks Miguel Heras Chairman of the Board of Directors

Scaling Smart to Expand Value and Introducing Transactional Banking Chief Executive Officer Jorge Salas

We set ambitious goals for 2026 and delivered ahead of schedule EoP of year figures - Notes: 2026 goals shared on Nov 2022 in Investor Day Assumed 2026 Fed Funds Rate 2.5%. Assumed 2021 - 2026 CAGR LATAM GDP growth 2 - 3% and Latam Trade Flows growth 5 - 6% 2025 Commercial Portfolio Lending Spread Cost to Income Reserve Coverage Tier 1 Ratio Basel III ROE 11.2 BN 2.94% 26.7% 0.95% 17.4% 15.4% $6.54 BN 2.08% 38.3% 0.64% 19.1% 6.1% $10 – 11 BN >2.8% 27 – 29% ~ 1.0% 15 – 16% 13 – 15% 2021 2026

We delivered faster and better: earnings quality improved by design Client base increase by 17% CAGR in 4 years with the same profile Increase Cross - selling 1.5x Automated Score Cards for the whole bank Client Onboarding time reduction by 55% L/C cs processing time reduction by 4X Client base expansion Improved Earnings Quality New Variable Compensation Structure Process redesign & Automation Record Non - Interest Income 4 x

BLX outperformed all comparable shareholder return benchmarks since 2021 Source : Bloomberg. 243% 72% 52% 50% ILF – iShares Latam 40 SP500 XLF – Financial Sector S&P BLX Cumulative Total Shareholder Return 2021 to 2025BLX Price & Dividend Close Dividend $1 $1.25 $2.12 $2.56 $16.60 $44.39 2021 2022 2023 2024 2025 Dividend Close $1 $1 $2 $2.5

Our strategic focus keeps evolving Starting point 2. Introduction of operating deposits will benefit our cost of funds 3. Non - Interest Income will keep increasing as our IT platforms gained tractionNon - Interest Income Lending Spread Funding Spread 1. Balance Sheet Growth with Strict Price Discipline Three Strategic Pillars 20302026

Disciplined growth Lower cost of funds Higher Non - Interest income Transactional Services Letters of Credit Loan Structuring & Syndication Project Finance & Infrastructure Derivatives Local Funding Structured Trade Finance & WCS Commercial Initiatives Growth Engines New

The Opportunity: A specialized bank with structural advantages operating in a vast market with clear white spaces

Significant white space for expansion in our core market Source: Real Instituto ElCano , Oliver Wyman industry Analysis, Bladex Analysis (2)TAM: Total Addressable Market. (3)SAM: Segmented Addressable Market LATAM 2024 profit pool 1 $BN USD 69.8 22.5 ~4% TAM 2 (USD + Local Currencies ) SAM 3: USD Only SAM: Bladex Core Market USD Only 5% 22% 39% 16% 18% Market share Investment Banking Markets Cash Management Lending Trade FinanceBLX

Structural advantages underpin our right to win Central Bank Access Funding & Access Advantage Commercial & Origination Expertise Brand & Market Position New York Agengy & Fed Access Trusted Bank Network Origination Expertise Agile Customization Strong Regional Brand 40+ Years Track Record Ample Access to Capital Markets Strong ties with top Banks and Corporations in Latam

2030 Financial Ambition Disciplined growth 3 Growth Pillars 2 Guardrails 16% - 17% ROE Sustainable mid - teens ROE with structurally lower earnings volatility reflecting revenue diversification Cost Efficiency Risk Discipline Lower cost of funds Higher Non - Interest income

Introducing Transactional Banking

Disciplined growth Higher Non - Interest income Lower cost of funds Transactional Services Commercial Initiatives Growth Engines New

Financial Institutions Corporates Expanding beyond lending with payment services and cash management Deep, long - standing relationships (including credit knowledge and exposure in aprox . 1/3 of latam banks) Regional Presence and Extensive Knowledge Direct Fed access via our New York Agency Right to Win

Latam banks can be divided into three differentiated segments Underserved Partially Served Sophisticated Low Risk High Risk Few (2) Many (> 8) Low Risk High Risk Few (2) Many (> 8) Low Risk High Risk Few (2) Many (> 8) Size AML/BSA Risk Coverage < USD3Bn USD 3Bn – USD10Bn > USD 10Bn Latam Bank Market Segmentation Minimal in saturated segments Selective deal - by - deal engagement where gaps exist Built - in reciprocity leverage Opportunity for trusted regional banks given fragmented coverge Highly selective positioning & coverage, only where AML/KYC standards are met Differentiated Strategies

Phased Correspondent Banking ramp - up to drive deposit stability and funding diversification 5- 15 15- 301- 5 Clients 5 - 7% of total deposits Starting Point Grow Consolidate 2026 2027 20292028 2030

Expanding beyond lending with payment services and cash management US$ 23 Billions in disburse annually Trade Finance, Working Capital Solutions and Supply chain Finance solutions Right to Win Financial Institutions Corporates

Transactional activity and deposits sit outside the bank State - Owned Enterprises Bladex Clients Sales over USD $350 Million Local Champions Multi Latinas Global Traders Bladex Products / Services Bilateral Loans Structured Trade Finance Working Capital Project Finance & Infra. Syndicated Loans Letters of Credit Disbursed through other banks Today USD $23Bn

Gradual corporate client ramp - up, prioritizing a consistent and high - quality client experience Test Grow Consolidate 3 - 5% of total deposits 2026 2027 20292028 2030 Basic Cash Management capabilities & Trade Platform Integration Working Capital Solutions & Treasury integration Loan disbursement and repayment flows

Transactional banking will capture a significant portion of the flows generated by our trade finance to corporate clients State - Owned Enterprises Bladex Clients Local Champions Multi Latinas Global Traders Banks Transactional Services Bladex Products / Services Bilateral Loans Structured Trade Finance Working Capital Project Finance & Infra Syndicated Loans Letters of Credit Significant flows and balances captured by Bladex

3.0 6.6 Scaling Our Core Franchise into Transaction Services: Deepening Client Value Through Payments US$ Deposits Billions >1.5x 2021 2025 2030 +2x 5% - 7% Cash Management Correspondent Banking 3% - 5% $3 – 5MTotal Fees 0 0 > 10

Expanding the Value of our Product Portfolio Samuel Canineu Chief Commercial Officer

Phase 1 of our strategic plan: grow the loan book while increasing spreads % Spread over SOFR 2.08 20252021 2.94 Increased margins through higher spreads +86bps Expansion of loan portfolio Total Loans 5.7 20252021 9.2 1.6x Strengthening our “Originate to Distribute” business Syndicated Loans 0.7 20252021 4.9 7x Structured trade finance: from simple trade finance to more sophisticated Solutions Structured Trade Finance & WCS 0.9 20252021 1.9 2.2x Launched project finance & Infrastructure Project Finance & Infrastructure 0 20252021 1.4 Figures in $US Billions, End of Period

How we did it: value - driven decision framework + structural advantages Faster - turning commercial book Uncommitted credit lines Faster decision vs competitors Broad Geographic & Sector coverage Strong capital and funding base Stand - alone Profitability Dynamic Pricing System Selective Product Development Capital Efficiency Monitoring Aligned Incentive Model A Value - Driven Portfolio Decision Approach We continuously optimize pricing, capital allocation and product mix to scale the loan book and maximize returns Advantages of our Business Model

Phase 1 results: 1.7 times portfolio growth with over 80 bps spread expansion and low NPLs Spread Over SOFR % +86 bps spread increase, while market spreads moved to historic lows : disciplined price - for- risk execution New products allowed us to onboard many new clients and increase exposure with existing ones Commercial Portfolio US$ Billion ( EoP ) 2.08 2.94 2021 2025 1.4x 2021 2025 Loans 11.2 Contingencies 6.5 9.2 2.0 5.7 0.8 1.7x

In addition to the Transactional Banking initiative, our 2030 commercial strategy will also focus on further growing the loan book and expanding non - interest income, two of the three pillars of our strategy

Lower cost of funds Higher Non - Interest income Disciplined growth Letters of Credit Loan Structuring & Syndication Project Finance & Infrastructure Structured Trade Finance & WCS New

Disciplined scaling in Structured Finance and Working Capital Solutions (WCS) demonstrates our ability to increase spreads as we scale. Since 2021 we doubled the volume while almost doubling spreads Structured Finance & WCS Balance US$Bn Clients 2.7x Spreads 1.8x 2021 2025 1.9 2x 0.9

Product evolution: from simple trade finance to sophisticated trade and working capital solutions Multiple product solutions across payables, inventory and receivables. Broader client and counterparty base with continuous onboarding More recurrent business, with steadier volumes and spreads Growing alliances to expand reach, origination and processing Less dependent of economic cycles Sophisticated Trade F inance From Single Invoices and/or Bills of Exchange L imited client and counterparty base Concentrated by client, product and geography Mostly non - recurrent transactions Pricing tied to market conditions No alliances S imple T rade Finance To

Volume and margin - accretive alliances elevate Vendor Finance from a niche product to a strategic counterparty and client retention and enablement tool Margin vs legacy Vendor Finance Alliances consistently price above traditional VF ~1.5 × Programs show greater renewal / rollover frequency Higher recurrence More stable pricing dynamics help offset spread compression “Stabler” Profitability

How alliances create value: Case Studies Supply Chain Finance Via Digital Platform (~USD 170MM) Multicurrency funding ($ millions) This program supports a key client by extending payment terms with strategic suppliers, aligning cash - flow visibility with project completion and enhancing liquidity through a seamless, digital platform. Monetization of Receivables Portfolio (~USD 210MM) Large Global Telecom (Multi Country Solution) Bladex unlocks liquidity by monetizing clients’ atomized receivables (B2B + consumer) through an off- balance - sheet solution, accelerating cash flow while clients retain control and remain the collection agent. Inventory Financing (~USD 360MM) Leading Utility Co (Dominican Republic) Bladex structured a solution via a trading company, extending payment terms while suppliers are paid as usual, preserving relationships, liquidity, and uninterrupted operations. Supply Chain Finance Programs in third party platforms (~USD 450MM) Various Corporations (Multi - Country Solution): Bladex partners in supply chain programs via third- party platforms, unlocking early payments for suppliers while helping clients optimize working capital and keep transactions fully commercial.

2030 target: ~1.5x growth

Structured Trade & WCS Balance Projections

US$Bn


~1.5x
~ 2.7
2X
1.9
0.9
2021
2025
2030

Main Drivers

- Implement and scale technological platform to automate processes and enhance client interface
- Scale alliances to access new clients and markets
- Continue expanding client base and deepen relationships through product and geographic expansion
- Grow securitization and commodity finance franchises
- Increase treasury (on local funding) and syndication cross-sell
- Integrate with Cash Management.

Lower cost of funds Higher Non - Interest income Disciplined growth Loan Structuring & Syndication Project Finance & Infrastructure Structured Trade Finance & WCS Letters of Credit New

Letters of Credit: From afterthought to center stage Total Letters of Credit Fees US$ Millions 2021 2025 31.8 12.5 2.6x Balance ( EoP ) $0.7Bn $1.5Bn 2x 2021 vs 2025 Main Drivers Expanded commercial coverage Stronger Business Alignment Broader and more tailored LC solutions. Cross - sell from new products. Better monetization and execution.

2030 target: double Letters of Credit fees to $60 million on 4x transaction growth Total Letters of Credit Fees US$ Millions 2021 2025 Roll out of new portal for corporate customers Continue Letters of Credit penetration and cross sell Expand structured & tailor - made Letters of Credit solutions Grow Letters of Credit participation in Syndications and Project Finance Integrate with Cash Management Growth within higher volume clients ~2x ~ 60 31.8 12.5 2030 Main Drivers 2025 vs 2030Balance ( EoP ) $0.7Bn $1.5Bn +2x

Lower cost of funds Higher Non - Interest income Disciplined growth Project Finance & Infrastructure Structured Trade Finance & WCS Letters of Credit Loan Structuring & Syndication Commercial Initiatives Growth Engines New

Loan Structuring & Syndication for clients increased 7x since 2021 687 1,272 1,820 2,563 4,949* Historical Syndicated Loans arranged by Bladex USD MM Average 2011 a 2020 2021 2022 2023 2024 2025 $670 7x CAGR 64% Years 5 458415308170 1,187 Bladex Final Hold Transactions 40 * Includes a non - recurrent infrastructure deal

Syndication fees grew by nearly 5x including secondary market distribution as a new source of revenue 17.7 2.7 Up - front Secondary Market 4.3 Syndication Fees US$ Millions * Includes a non - recurrent infrastructure deal of $8.7MM in structuring fees 20.4* 20252021 5x

4.3 2030 target: increase syndication fees by over 1.5x as we consolidate our leadership in the region and access higher profile deals US$ millions 2025 20302021 1.5x 20.4* 30 - 32 • Increased underwriting capacity • Larger & more experienced team • Expanded product and industry expertise • Strengthened credentials • Established as preferred co - lead partner • Enhanced agency capabilities • Newly established “Available for Sale” loan book Main Drivers * Includes a non - recurrent infrastructure deal of $8.7MM in structuring fees Syndication Fees

Lower cost of funds Higher Non - Interest income Disciplined growth Structured Trade Finance & WCS Letters of Credit Loan Structuring & Syndication Project Finance & Infrastructure Commercial Initiatives Growth Engines New

Main Drivers Project Finance & Infrastructure: from almost zero to $1.4Bn in four years Project Finance & Infrastructure Balance US$ millions # of Transactions 2025202420222021 2023 4128114- Funded Unfunded Total Exposure to Project Finance (construction risk) $697$233$203$30- 78 148 599 188 441 772 46 50 51 266 589 1,371 Build relationships with key sponsors Develop industry expertise Grow portfolio via participations and selective lead roles Limited cross - product integration USD - only focus Selective underwriting Early - stage hedging cross - sell

From participant to leader: $2.5 Bn Project Finance & Infrastructure target by 2030

Project Finance & Infrastructure Balance
US$ Billions



2025
2030
~1.4
~ 2.5

Main Drivers

- Leverage growing track record to deepen business with key industry sponsors
- Emphasize lead lending to boost fees
- Scale multi product integration on the structuring (i.e. syndications, LCs, WCS, derivatives
- Selectively add local currency solutions
- Capture growing regional needs
- Focus on infra/energy while staying flexible across subsectors

Disciplined growth Lower cost of funds Higher Non - Interest income Letters of Credit Loan Structuring & Syndication Project Finance & Infrastructure Structured Trade Finance & WCS Commercial Initiatives Growth Engines New

Treasury : from Balance Sheet Optimizer to Client Revenue Engine Eduardo Vivone EVP Treasury & Capital Markets

Treasury’s evolution: from funding and investment activities to scalable revenue generation Funding provider Investment management unit Balance sheet optimization and funding diversification focus Treasury 2025 Treasury 2030 Treasury 2021 New Treasury capabilities being deployed Pilot transactions and early client solutions Initial contribution to non - interest income Scaled client - facing solutions Sustainable non - interest income growth Measurable impact on funding efficiency and ROE

Disciplined growth Higher Non - Interest income Lower cost of funds Derivatives Local Funding Commercial Initiatives Growth Engines New

The new Treasury platform unlocks client potential, while enabling safe and efficient growth Scalability Visibility & Execution Risk & Control Business outcomes Non - Interest Income Integrated Client Proposition Client Facing Solutions Strategic Outcome Calypso Platform capabilities

Phased rollout with progressive client - anchored, flow - driven build as capabilities scale Scale through trade & project finance needs (not stand - alone trading) Integrated client solutions to drive resilient, franchise - aligned growth Validate demand Back - to- back hedges linked to lending 1st Implementation Phase 2H - 2026 2 nd Implementation Phase 2H - 2027 Pilot Transactions 2025 – 1H- 2026 Expand products + flow Align Risk, IT, and Relationship Management Add non - linear solutions Multi- & local - currency funding/lending

Treasury is expected to generate nearly $ 1B in incremental multicurrency funding and a ~10x increase in derivative fees by 2030 0.0 2021 2025 2030 1.1 1.8 2- 3Bn 2021 2025 2030 >10x 1.1 10- 12M Derivative fees ramp - up non - Interest income US$ Million Three growth levers enabled by the new Treasury Platform Monetizing Existing Capabilities 1 Introducing New Products 2 Enhancing Funding Efficiency 3 Enhanced local funding reduces funding costs and supports local - currency lending US$ Billion local multicurrency funding* >1.5x

Enhancing Efficiency and Productivity Gains Olazhir Ledezma Chief Strategy Officer

Disciplined growth 3 Growth Engines 2 Guardrails Risk Discipline Cost Efficiency Enabling growth within defined boundaries Lower cost of funds Higher Non - Interest Income

We achieved our commercial and financial goals, while delivering productivity and efficiency gains, by focusing on three governance levers

Clear Strategy and Objectives 2022 → 2026

Key Levers to mobilize the Bank

PMO

Translated into clear initiatives and created and deployed a strong **PMO** with robust and clear Governance Model

Organization

Strengthened the organization with **new staff with critical skills** continuously adjust **organizational structure** accelerate value creation and execution

Compensation

Redesigned simple and transparent **Compensation Model** with short- and medium-term view

Labor force productivity (Revenues US$/ FTE)


+60%
570,000
910,000
2021
2025
Total FTEs
184
+2x
371

Cost to Income (%)


38.3%
26.7%
-11.6%
2021
2025

Enable a scalable multi - product, multi - channel model while preserving service excellence Deploy AI applications that unlock efficiency for the business, with targeted use cases Standardize data architecture to drive scalability and better decision - making Build scalable, controlled operations to support higher volumes while unlocking efficiencies. Accelerate automation and digital workflows to reduce manual effort and operational risk What’s next: Four strategic enablers to enhance efficient growth and service excellence Commercial Excellence Data Readiness IT Robustness AI Acceleration Enablers

Strategic spending to support our core pillars and enhance Technology, Data & AI capabilities IT Spending as percentage of Revenues (%) 2021 2025 2026 - 2030 2.0% 7.0% 7.0% (%) Distribution of 2025 - 2030 IT spending: Disciplined growth Lower cost of funds Higher Non - Interest income IT Infrastructure, Data & AI Other 19% 18% 23% 34% 6%

Our investment framework strengthens our efficiency guardrails Strong Governance Strong governance model with joint oversight from both Business and Technology Clear Prioritization Periodic and rigorous prioritization and sequencing of initiatives at the Executive level Strategic Partnership Selection of core vendors (i.e. CGI, Nasdaq) and adoption of agile delivery squads Selected and impactful AI Initiatives Deployment of AI tools/agents to capture micro - efficiencies across the organization Selected key AI initiatives with expected positive ROI

2030 productivity bolstered by talent upscaling to complement IT spending and process optimization Talent Upscaling Further productivity gains 2021 2025 2030 570,000 910,000 ~1,200,000 72% 43% 37% 28% 57% 63% 2022 - 2023 2024 - 2025 2026 - 2030 New Roles and Skills Existing Roles 1.3X % of New FTEs with new function/skills Revenues (US$) / FTE N e w R o le s Project Managers Investor Relations Data Science New application specialists Product specialists Agent maestro Apps scheduler specialist Customer Experience Transactional Banking Specialist

A Disciplined Risk Framework to Scale with Confidence Alejandro Tizzoni Chief Risk Officer

Enabling growth within defined boundaries 2 Guardrails Risk Discipline 3 Growth Engines

From commitment in 2021 to current execution: low - risk DNA preserved by materially upgrading our risk platform Talent Upgraded New Specialized Teams in Project Finance & Derivatives & Fraud / Insurance. Integration of ESG & Climate Risk expertise. Expanded Cyber & Operational Risk Capabilities, among others. 2022 2025 Core Risk Profile Preserved Modernized Risk Architecture New models in Project Finance, Securitizations, ESG / Climate Risk. Enhanced Cyber layers, phishing testing & CIAM. Stronger model governance & data driven early warning across risk types. Governance Elevated A redefined and expanded Integrated Risk Appetite Framework, incorporating CAMELS & broader risk categories. Deepened Board engagement, and Embedded risk - by - design into all major strategic initiatives. High Quality Portfolio A Short Tenor Asset Profile Conservative Capital Levels Stable investment grade ratings at BBB

An Integrated Risk Appetite Framework That Turns Discipline into Sustainable Growth

A granular, multilayer risk framework with Board oversight and 30+ KPIs across all risk dimensions

	KPIs Examples	Appetite Guardrails
Capital Adequacy	Basel III Tier 1 Common Equity Tier 1 (CET1) Regulatory Risk-Adjusted Capital (RAC) / S&P	Tolerance · Appetite
Asset Quality	Client Concentration (Top 20 Exposure) Country & Sector Concentration Index Stage 2 (Underperforming) Exposure / Total Loan Portfolio	Tolerance · Appetite
Management	Operational Losses vs. Internal Limits (Operational Risk) Cybersecurity Risk Score / Vulnerability Level/ Phishing (Cyber Risk) Strategic Projects Execution (On-time / on-budget – Stratex)	Tolerance · Appetite
Earnings	Return on Equity (ROE) Return on Assets (ROA) Cost-to-Income Ratio	Tolerance · Appetite
Liquidity	Liquidity Coverage Ratio (LCR) Core Liquidity / Productive Assets Top 20 Depositors Concentration	Tolerance · Appetite
Sensitivity to Market Risk	Economic Value of Equity (EVE / DV01 – ±100bps) Net Interest Income at Risk (NII – ±100bps)	Tolerance · Appetite

KPIs Examples

2030 Risk Map: managing higher complexity with discipline (Inherent Risk Evolution) Financial Risks Non - Financial Risks Risk type 2030 Inherent Risk Evolution Going forward, financial risks remain stable and non - financial risks increase with scalability Residual risk remains within conservative, investment - grade appetite Credit risk Liquidity Risk Market Risk Sovereign/political Risk Operational Risk /BCP Compliance, AML Risk Technology & Cyber Risk Fraud & Reputational Risk Despite a larger balance sheet, financial risk remains stable due to short - tenor repricing agility, disciplined underwriting, greater diversification, improved funding, and stronger risk capabilities built since 2022. Inherent non - financial risk increases as transactionality scales, digital channels expand, and new business verticals deepen third- party connectivity and operational / business complexity.

Scaling Safely: Keeping Non - Financial Residual Risks Firmly Contained Non - Financial Risks Risk type Key Mitigants Examples The expected increase in non - financial risks will be managed through a gradual and orderly escalation process , supported by strengthened capabilities. Going forward, financial risks remain stable and non - financial risks are addressed with discipline w Financial Risks Risk type 2030 Inherent Risk Evolution Credit risk Liquidity Risk Market Risk ESG Risk Residual risk remains within a conservative, investment - grade - aligned appetite: Diversification across countries and sectors Conservative underwriting standards maintained Enhanced measurement capabilities (e.g. Calypso platform) Short - tenor structure preserved (2/3 < 12 months) End - to- end automation Stronger BCM/BIA Third - party risk (TPRM) oversight Secure - by - design controls Strong user authentication Real - time monitoring Enhanced KYC and governance Automated transaction monitoring Real - time screening controls Dedicated fraud unit Segregation of duties Real - time fraud monitoring Operational Risk /BCP Compliance, AML Risk Technology & Cyber Risk Fraud & Reputational Risk We will progressively embed AI agents across monitoring, early warning, anomaly detection, scenario analysis and decision support to increase frequency, granularity and response speed in the Risk function.

Our structural risk discipline remains conservative as we scale toward 2030 67 High Quality, Geographically and Industry Diversified Assets An Agile Short - Term Loan Book Allows Rebalancing Through Cycles Robust Capitalization, Well Diversified Funding Base, Access to the Fed Discount Window through Bladex’s New York Agency (NYA) 1 2 3 4 A Flexible Balance Sheet Positioned to take Advantage of Interest Rate Changes and Hedged against Currency Risk 2/3 matures within 12 months Strong Investment Grade maintained (BBB stable) Tier 1 ratio (Bis III) > 15.5% Predominantly USD - based, no FX risk

Connecting the Strategic Pillars to Sustainable ROE Chief Financial Officer Annette Van Hoorde

Bladex today is stronger, more profitable and resilient, providing a solid foundation for the 2030 plan Balance sheet Commercial Portfolio $11.2Bn +71%vs $6.5Bn in 2021 Deposits $6.6Bn 2.2xvs $3.0Bn in 2021 Resilience NPLs 0.31% +17 bpsvs 0.14% in 2021 Tier 1 capital 17.4% - 173 bpsvs 19.1% in 2021 Profitability NIM 2.36% +104 bpsvs 1.32% in 2021 Non - interest income $68mm 3.9xvs $17mm in 2021 Efficiency Cost to Income Ratio 26.7% Disciplined execution and diversification visible in margins, Fee Income and Efficiency - 11.6 ppvs 38.3% in 2021

Disciplined growth Higher Non - Interest Income Lower cost of funds Transactional Services Letters of Credit Loan Structuring & Syndication Project Finance & Infrastructure Derivatives Local Funding Structured Trade Finance & WCS 16% - 17% 2030 ROE Target $18 - 20Bn 2030 $120 - 130mm 2030 20 - 30 b ps 2030 New

Disciplined portfolio growth expands the earnings base while preserving risk discipline Structuring & Syndication Commercial Portfolio US$ Billions 11.2 18 - 20 Structure d Trade Finance & WCS Project Finance and Infrastructure 2.5 – 3.5 1 – 1.5 0.5 - 1 0.75 - 1.25 Ongoing Business 2.36% NIM ~2.3% NIM Letters of Credit 2 - 2.5 2025 2030

Non - Interest income to almost double by 2030, powered by client solutions across structuring, trade and derivatives Total Non - Interest Income millions Avg % of revenue : 2021 - 2025: 15% 2025 Structuring & Distribution Derivatives 2030Letters of Credit Other Non - Interest Income $10 - $12 $30 - $32 $10 - $12 $120 - $130 $68 $4 - $6 % of revenue : 20%

A stronger funding franchise structurally lowers cost of funds and supports ROE expansion Impact of cost of funds  20 - 30 bps 10% – 20% 5% - 15% Funding DiversificationTransactional Services2025 Liability Margin 2030 Liability Margin

Investing today to lock in scalable efficiency Most IT spending tied to specific ROIs: trade, treasury, data, and process automation Efficiency Ratio 2025 Revenue Costs Efficiency Ratio 2030 26.7% 10- 11% CAGR 26 - 30 11- 12% CAGR 26 - 30 25 - 27% Highly efficient spending versus peers

Strong capital supports growth while maintaining attractive shareholder returns 1.8% 2021 2022 2023 2024 1.8% 13.7% 2025 15.6% 13.2% 13.6% 13.6% 15.5% 2021 2022 2023 2024 2.1% 15.3% 2025 19.1% 15.3% 15.4% 15.5% 17.4% 10.5% 2 Additional Tier 1 (Basel III) CET1 Capital Ratio (Basel III) 8.5% Capital Adequacy Ratio ( Panama Regulatory ): Tier 1 Capital Ratio ( Basel III – IRB): Other Common Capital Ratio 1Additional Tier 1 Capital (1) Includes Ordinary Common Tier 1 Capital Ratio and Other Regulatory Adjustments (2) Regulatory minimum capital ratio currently stands at 9.25% and is expected to increase to 10.5% by the second half of 2026 . Strong capital levels provide capacity to support growth Regulatory Minimum plus conservation buffer

Deliver higher and more durable returns.


ROE*
15.75%
~110bps
~90bps
~145bps
16% - 17%
ROE 2025
Net Interest Income
Non-Interest Income
Cost of Risk & Expenses
ROE 2030

(*) Adjusted ROE: net profit - AT1 distribution / average stockholders' equity excluding other equity instruments

Bladex targets a larger, more diversified and more profitable franchise by 2030 Guidance 2030 Tier 1 Commercial Portfolio Size NIM Efficiency Ratio ROE* 18 - 20Bn 2.30 – 2.35% 25 - 27% 16% - 17% 15% - 16% 2030 Macro Assumptions Normalized Fed Funds Rate ~ 3.0% US$ Interest Rates Latam GDP Latam Trade Flows +2.60% +5.66% (*) Adjusted ROE: net profit - AT1 distribution / average stockholders' equity excluding other equity instruments

Closing Remarks 1 Early delivery of the first phase while building scaling capacity 2 Strong structural advantages support mid- teens returns 3 Transactional services will increase margins and fees 4 Disciplined, gradual scaling is key to managing risks and service quality 5 Our low - risk, model remains unchanged as we scale

Our 2030 Vision Bladex Investor Day March 2026

80 Contact IR@bladex.com www.bladex.com/en/investors Carlos Raad Chief Investor Relations Officer craad@bladex.com Panama Diego Cano VP Investor Relations dcano@bladex.com Panama